Exhibit 99

MICROFINANCIAL INCORPORATED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Report of Independent Accountants                                          F-2

Financial Statements:

Consolidated Balance Sheets as of December 31, 1997 and 1998               F-3

Consolidated Statements of Operations for the years ended
          December 31, 1996, 1997 and 1998                                 F-4

Consolidated Statements of Stockholders' Equity for the years
          ended December 31, 1996, 1997 and 1998                           F-5

Consolidated Statements of Cash Flows for the years ended
           December 31, 1996, 1997 and 1998                                F-6

Notes to Consolidated Financial Statements                                 F-8

REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders of MicroFinancial Incorporated:

In our opinion, the accompanying consolidated balance sheets and the related statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of MicroFinancial Incorporated and its subsidiaries (the "Company") at December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP

Boston, Massachusetts
February 19, 1999

                           MICROFINANCIAL INCORPORATED
                           CONSOLIDATED BALANCE SHEETS
                                 (in thousands)


                                                                                               December 31,
                                                                                    ---------------------------------
                                                                                          1997            1998
                                                       ASSETS

Net investment in leases and loans:
     Receivables due in installments                                                    $238,979        $251,060
     Estimated residual value                                                             16,784          17,562
     Initial direct costs                                                                  2,777           4,260
     Loans receivable                                                                      2,467          12,253
     Less:
        Advance lease payments and deposits                                                 (334)         (1,081)
        Unearned income                                                                  (73,060)        (74,520)
        Allowance for credit losses                                                      (26,319)        (24,850)
                                                                                ---------------------------------
Net investment in leases and loans:                                                     $161,294        $184,684
Investment in service contracts                                                            2,145           8,920
Cash and cash equivalents                                                                  9,252           6,817
Property and equipment, net                                                                4,265           6,747
Other assets                                                                               2,745           3,086
                                                                                =================================
          Total assets                                                                  $179,701        $210,254
                                                                                =================================

                       LIABILITIES, REDEEMABLE CONVERTIBLE
                    PREFERRED STOCK AND STOCKHOLDERS' EQUITY

Notes payable                                                                           $116,830        $130,421
Subordinated notes payable                                                                26,382          24,421
Capitalized lease obligations                                                              1,071             774
Accounts payable                                                                              89             149
Dividends payable                                                                            294             346
Other liabilities                                                                          5,300           5,481
Income taxes payable                                                                           0             625
Deferred income taxes payable                                                             10,969          18,554
                                                                                ---------------------------------
          Total liabilities                                                              160,935         180,771
                                                                                ---------------------------------

Commitments and contingencies                                                                  -               -
Redeemable convertible preferred stock (liquidation preference
     $12, at December 31, 1997 and 1998)                                                       -               -
Stockholders' equity:
     Common stock                                                                             98              99
     Additional paid-in capital                                                            1,604           1,816
     Retained earnings                                                                    17,366          27,956
     Treasury stock, at cost                                                                (138)           (138)
     Notes receivable from officers and employees                                           (164)           (250)
                                                                                ---------------------------------
          Total stockholders' equity                                                      18,766          29,483
                                                                                =================================
          Total liabilities and stockholders' equity                                    $179,701        $210,254
                                                                                =================================

 The accompanying notes are an integral part of the consolidated financial statements

                           MICROFINANCIAL INCORPORATED
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (in thousands, except per share data)


                                                                                            For the years ended
                                                                                                December 31,
                                                                                ----------------------------------------
                                                                                      1996         1997        1998

Revenues:
     Income on financing leases and loans                                           $38,654      $45,634     $47,341
     Income on service contracts                                                          6          501       2,565
     Rental income                                                                    8,250       10,809      16,118
     Loss and damage waiver fees                                                      4,188        5,448       5,441
     Service fees                                                                     4,487        5,788       5,035
                                                                                -------------------------------------
          Total revenues                                                             55,585       68,180      76,500
                                                                                -------------------------------------

Expenses:
     Selling general and administrative                                              14,073       17,252      20,061
     Provision for credit losses                                                     19,822       21,713      19,075
     Depreciation and amortization                                                    2,981        3,787       5,076
     Interest                                                                        10,163       11,890      12,154
                                                                                -------------------------------------
          Total expenses                                                             47,039       54,642      56,366
                                                                                -------------------------------------

Income before provision for income taxes                                              8,546       13,538      20,134
Provision for income taxes                                                            3,466        5,886       8,210
                                                                                -------------------------------------

Net Income                                                                           $5,080       $7,652     $11,924
                                                                                =====================================

Net Income per common share - basic                                                   $0.52        $0.78       $1.21
                                                                                =====================================

Net Income per common share - diluted                                                 $0.52        $0.76       $1.19
                                                                                =====================================

Dividends per common share                                                            $0.10        $0.12       $0.14
                                                                                =====================================

 The accompanying notes are an integral part of the consolidated financial statements.


                           MICROFINANCIAL INCORPORATED
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              for the years ended December 31, 1996, 1997, and 1998
                        (in thousands, except share data)


                                                                                                        Notes
                                           Common Stock          Additional                           Receivable     Total
                                   -------------------------     Paid-in     Retained     Treasury      From         Stockholders'
                                      Shares         Amount      Capital     Earnings       Stock      Officers      Equity
                                   -----------------------------------------------------------------------------------------
Balance at December 31, 1995          9,677,720        $ 97      $ 1,438      $ 6,681      $ (100)      $ (205)     $ 7,911
Exercise of stock options                 5,620                        4                                                  4
Common stock dividends                                                           (920)                                 (920)
Notes receivable from officers                                                                             104          104
Net income                                                                      5,080                                 5,080
                                   -----------------------------------------------------------------------------------------

Balance at December 31, 1996          9,683,340          97        1,442       10,841        (100)        (101)      12,179
Exercise of stock options               120,910           1          162                                                163
Common stock dividends                                                         (1,127)                               (1,127)
Purchase of treasury stock               (5,250)                                              (38)                      (38)
Notes receivable from officers
     and employees                                                                                         (63)         (63)
Net income                                                                      7,652                                 7,652
                                   -----------------------------------------------------------------------------------------

Balance at December 31, 1997          9,799,000          98        1,604       17,366        (138)        (164)      18,766
Exercise of stock options               114,166           1          212                                                213
Common stock dividends                                                         (1,334)                               (1,334)
Conversion of preferred stock to
     common stock                        19,600
Notes receivable from officers
     and employees                                                                                         (86)         (86)
Net income                                                                     11,924                                11,924
                                   -----------------------------------------------------------------------------------------

Balance at December 31, 1998          9,932,766        $ 99      $ 1,816     $ 27,956      $ (138)      $ (250)    $ 29,483
                                   =========================================================================================

 The accompanying notes are an integral part of the consolidated financial statements.

                           MICROFINANCIAL INCORPORATED
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)


                                                           For the year ended
                                                              December 31,
                                                        -------------------------------
                                                           1996        1997       1998
Cash flows from operating activities:
    Cash received from customers                        $ 87,130    $ 118,444  $ 139,215
    Cash paid to suppliers and employees                 (16,708)     (29,113)   (31,993)
    Interest paid                                        (10,724)     (12,334)   (11,648)
    Interest received                                        406          396        399
                                                        --------------------------------
       Net cash provided by operating activities          60,104       77,393     95,973
                                                        --------------------------------

Cash flows from investing activities:
    Investment in leased equipment                       (81,303)     (71,943)   (83,786)
    Investment in direct costs                            (2,186)      (2,354)    (4,070)
    Investment in service contracts                       (2,431)      (2,972)    (8,080)
    Investment in loans receivable                             0       (2,538)   (11,683)
    Investment in fixed assets                              (628)        (288)      (459)
    Issuance of notes from officers and employees              0         (150)      (145)
    Repayment of notes from officers                         104           87         59
    Investment in notes receivable                          (349)        (160)      (228)
    Repayment of notes receivable                            111          191        281
                                                        --------------------------------
       Net cash used in investing activities             (86,682)     (80,127)  (108,111)
                                                        --------------------------------

Cash flows from financing activities:
    Proceeds from secured debt                           181,006       56,639     96,817
    Repayment of secured debt                            (29,946)     (56,194)   (83,135)
    Proceeds from refinancing of secured debt                  0      203,580    343,499
    Prepayment of secured debt                          (129,049)    (203,580)  (343,499)
    Proceeds from short term demand notes payable            123          497        280
    Repayment of short term demand notes payable            (833)        (315)      (369)
    Proceeds from issuance of subordinated debt           15,410        2,123      1,200
    Repayment of subordinated debt                        (1,740)      (2,891)    (3,261)
    Proceeds from exercise of common stock options             4          162        162
    Repayment of capital leases                             (393)        (697)      (709)
    Purchase of treasury stock                                 0          (38)         0
    Payment of dividends                                    (871)      (1,075)    (1,282)
                                                        ---------------------------------
       Net cash provided by (used in)
       financing activities                                33,711       (1,789)     9,703
                                                        ---------------------------------

Net increase (decrease) in cash and cash equivalents:      7,133       (4,523)    (2,435)
Cash and cash equivalents, beginning of period:            6,642       13,775      9,252
                                                        =================================
Cash and cash equivalents, end of period:               $ 13,775      $ 9,252    $ 6,817
                                                        =================================




                                      F-6

                           MICROFINANCIAL INCORPORATED
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)
                                   (Continued)


                                                             For the year ended
                                                                December 31,
                                                        -------------------------------
                                                           1996        1997       1998
Reconciliation of net income to net cash
 provided by operating activities:
    Net Income                                          $  5,080     $  7,652   $ 11,924
    Adjustments to reconcile net income to cash
     provided by operating activities
      Depreciation and amortization                        2,981        3,787      5,076
      Provision for credit losses                         19,822       21,713     19,075
      Recovery of equipment cost and residual value,
      net of revenue recognized                           29,378       41,334     51,271
      Increase (decrease) in current taxes                  (379)      (1,266)     1,285
      Increase in deferred income taxes                    1,892        4,897      7,585
    Change in assets and liabilities:
      Decrease (increase) in other assets                   (603)        (173)      (809)
      (Decrease) increase in accounts payable                711           65         60
      Increase (decrease) in accrued liabilities           1,222         (616)       506
                                                        =================================
       Net cash provided by operating activities        $ 60,104     $ 77,393   $ 95,973
                                                        =================================
Cash paid for income taxes                              $  1,954     $  2,254   $    146
                                                        =================================

Supplemental disclosure of noncash activities:
    Property acquired under capital leases              $    985     $    246   $    412
    Accrual of common stock dividends                   $    242     $    294   $    346


 The accompanying notes are an integral part of the consolidated financial statements.


                                      F-7

                          MICROFINANCIAL INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              (tables in thousands)


A.   Nature of Business

     MicroFinancial Incorporated (the "Company") which operates primarily through its wholly-owned subsidiary, Leasecomm Corporation, is a specialized commercial finance company that leases and rents "microticket" equipment and provides other financing services in amounts generally ranging from $900 to $2,500, with an average amount financed of approximately $1,400 and an average lease term of 45 months. The Company does not market its services directly to lessees but sources leasing transactions through a network of independent sales organizations and other dealer-based origination networks nationwide. The
Company funds its operations primarily through borrowings under its credit facilities, issuances of subordinated debt and securitizations. One dealer accounted for 11.6% of originations in the year ended December 31, 1998. In July 1998, the Company changed its name from Boyle Leasing Technologies, Inc. to MicroFinancial Incorporated.

     In December 1992, May 1993 and November 1994, Leasecomm Corporation created wholly-owned subsidiaries, BLT Finance Corporation I ("BLT I"), BLT Finance Corporation II ("BLT II") and BLT Finance Corporation III ("BLT III"), respectively, which are special purpose corporations for the securitization and financing of lease receivables.

     In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS No. 125"). SFAS No. 125 is effective for transactions entered into after December 31, 1996. Under SFAS No. 125, an entity will recognize the financial and servicing assets it controls and the liabilities it has incurred, derecognize financial assets when control has been surrendered and derecognize liabilities when extinguished. Effective January 1997, the Company adopted SFAS No. 125.

     While the Company generally does not sell its interests in leases, service contracts or loans to third parties after origination, the Company does, however, from time to time, contribute certain leases to special purpose corporations for purposes of obtaining financing in connection with its lease receivables. As these transfers do not result in a change in control over the lease receivables, sale treatment and related gain recognition under SFAS No. 125 does not occur. Accordingly, the lease receivable and related liability remain on the balance sheet.

     If SFAS No. 125 were effective for transactions prior to 1997, there would have been no change in the accounting for these financing transactions.

     During 1997 and 1996, the credit facilities related to the securitizations of BLT I and BLT II were paid off, respectively. Both of these subsidiaries were dissolved on December 31, 1997.

B.    Summary of Significant Accounting Policies

Basis of Presentation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

                          MICROFINANCIAL INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (tables in thousands, except per share data)
                                  (Continued)


Stock Splits

     On June 16, 1997, the Company's Board of Directors authorized a ten-for-one stock split. This resulted in the issuance of 4,432,824 additional shares of common stock. On June 12, 1998, the Company's Board of Directors authorized a two-for-one stock split to be effective with the Company's initial public offering. All share and per share amounts have been restated to reflect these stock splits. The two-for-one stock split resulted in the issuance of 5,047,478 additional shares of common stock including the automatic conversion of 490 shares of preferred stock to 19,600 shares of common stock.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash and Cash Equivalents

     The Company considers all highly liquid instruments purchased with initial maturities of less than three months to be cash equivalents. Cash equivalents consist principally of overnight investments.

Leases and Loans

     The Company's lease contracts are accounted for as financing leases. At origination, the Company records the gross lease receivable, the estimated residual value of the leased equipment, initial direct costs incurred and the unearned lease income. Unearned lease income is the amount by which the gross lease receivable plus the estimated residual value exceeds the cost of the equipment. Unearned lease income and initial direct costs incurred are amortized over the related lease term using the interest method which results in a level rate of return on the net investment in leases. Amortization of unearned lease income and initial direct costs is suspended if, in the opinion of management, the lease agreement is determined to be impaired. It is management's opinion given the nature of its business and the large number of small balance lease receivables that a lease is impaired when one of the following occurs: (i) the obligor files for bankruptcy; (ii) the obligor dies and the equipment is returned; or (iii) when an account has become 360 days past due. It is also management's policy to maintain an allowance for credit losses that will be sufficient to provide adequate protection against losses in its portfolio. Management regularly reviews the collectibility of its lease receivables based upon all of its communications with the individual lessees through its extensive collection efforts and through further review of the creditworthiness of the lessee.

     In conjunction with the origination of leases, the Company may retain a residual interest in the underlying equipment upon termination of the lease. The value of such interests is estimated at inception of the lease and evaluated periodically for impairment. An impairment is recognized when expected cash flows to be realized subsequent to the end of the lease are expected to be less than the residual value recorded. Other revenues such as loss and damage waiver and service fees relating to the leases, contracts and loans and rental revenues are recognized as they are earned.

     Loans are reported at their outstanding principal balance. Interest income on loans is recognized as it is earned.

                           MICROFINANCIAL INCORPORATED
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (in thousands, except per share data)
                                  (Continued)



Allowance for Credit Losses

     The Company maintains an allowance for credit losses on its investment in leases, service contracts and loans at an amount that it believes is sufficient to provide adequate protection against losses in its portfolio. The allowance is determined principally on the basis of the historical loss experience of the Company and the level of recourse provided by such lease, service contract or loan, if any, and reflects management's judgment of additional loss potential considering future economic conditions and the nature and characteristics of the underlying lease portfolio. The Company determines the necessary periodic provision for credit losses taking into account actual and expected losses in the portfolio as a whole and the relationship of the allowance to the net investment in leases, service contracts and loans.

Investment in Service Contracts

     The Company's investments in cancelable service contracts are recorded at cost and amortized over the expected life of the service period. Income on service contracts from monthly billings is recognized as the related services are provided. The Company periodically evaluates whether events or circumstances have occurred that may affect the estimated useful life or recoverability of the investment in service contracts.

Property and Equipment

     Rental equipment is recorded at estimated residual value and depreciated using the straight-line method over a period of twelve months.

     Office furniture, equipment and capital leases are recorded at cost and depreciated using the straight-line method over a period of three to five years. Leasehold improvements are amortized over the shorter of the life of the lease or the asset. Upon retirement or other disposition, the cost and related accumulated depreciation of the assets are removed from the accounts and the resulting gain or loss is reflected in income.

Fair Value of Financial Instruments

     For financial instruments including cash and cash equivalents, investments in financing leases and loans, accounts payable, and accrued expenses, it is assumed that the carrying amount approximates fair value due to their short maturity.

                           MICROFINANCIAL INCORPORATED
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (in thousands, except per share data)
                                  (Continued)


Interest-Rate Hedging Agreements

     The Company enters into interest-rate hedging agreements to hedge against potential increases in interest rates on the Company's outstanding borrowings. The Company's policy is to accrue amounts receivable or payable under such agreements as reductions or increases in interest expense, respectively.

Debt Issue Costs

     Debt issuance costs incurred in securing credit facility financing are capitalized and subsequently amortized over the term of the credit facility.

Income Taxes

     Deferred income taxes are determined under the liability method. Differences between the financial statement and tax bases af assets and liabilities are measured using the currently enacted tax rates expected to be in effect when these differences reverse. Deferred tax expense is the result of changes in the liability for deferred taxes. The principal differences between assets and liabilities for financial statement and tax return purposes are the treatment of leased assets, accumulated depreciation and provisions for doubtful accounts. The deferred tax liability is reduced by loss carryforwards and alternative minimum tax credits available to reduce future income taxes.

New Accounting Pronouncements

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." This statement requires that changes in comprehensive income be shown in a financial statement that is displayed with the same prominence as other financial statements. The statement is effective for fiscal years beginning after December 15, 1997 and the Company has adopted its provisions in 1998. The Company has evaluated the impact this statement will have on its financial statements and determined that no additional disclosure is required.

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Internal Use Software," ("SOP 98-1") which provides guidance on the accounting for the costs of software developed or obtained for internal use. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. The Company does not expect the statement to have a material impact on its financial position or results of operations.

                          MICROFINANCIAL INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (tables in thousands, except per share data
                                   (Continued)




     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards for derivative instruments and requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. SFAS No. 133 is effective for companies with fiscal years beginning after June 15, 1999 and the Company will adopt its provisions in 2000. The Company has not yet evaluated the impact this statement will have on its financial position or results of operations.

Reclassification of Prior Year Balances

     Certain reclassifications have been made to prior years' consolidated financial statements to conform to the current presentation.

Net Income Per Common Share

     The Company has adopted Statement of Financial Accounting Standard No. 128, "Earnings Per Share," ("SFAS No. 128") which specifies the computation, presentation and disclosure requirements for net income per common share. Basic net income per common share is computed based on the weighted average number of common shares outstanding during the period, adjusted for a 10-to-1 stock split effected in 1997 and a 2-to-1 stock split which became effective with the Company's initial public offering on February 5, 1999, each as described in Note
H. Dilutive net income per common share gives effect to all dilutive potential common shares outstanding during the period. Under SFAS No. 128, the computation of diluted earnings per share does not assume the issuance of common shares that have an antidilutive effect on net income per common share.

                                                              For the year ended December 31,
                                                    ---------------------------------------------------
                                                          1996             1997             1998
                                                    ---------------------------------------------------
Net income                                            $     5,080    $     7,652         $   11,924
                                                    ---------------------------------------------------
Shares used in computation:
     Weighted average common shares
        outstanding used in computation of
        net income per common share                     9,682,851      9,793,140          9,859,127
     Dilutive effect of redeemable
        convertible preferred stock                        39,200         19,600             19,600
     Dilutive effect of common stock
        options                                            48,562        112,589            153,248
                                                    ---------------------------------------------------

Shares used in computation of net income
     per common share - assuming
     dilution                                           9,770,613      9,925,329         10,031,975
                                                    ===================================================

Net income per common share                           $      0.52     $     0.78         $     1.21
                                                    ===================================================

Net income per common share -
     assuming dilution                                $      0.52     $     0.76         $     1.19
                                                    ===================================================


                           MICROFINANCIAL INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (tables in thousands, except per share data)
                                  (Continued)


C. Leases and Loans

     At December 31, 1998, future minimum payments on the Company's lease receivables are as follows:

For the year ended
   December 31,
       1999  .............................           $117,315
       2000  .............................             75,220
       2001  .............................             44,229
       2002  .............................             13,633
       2003  .............................                600
       Thereafter ........................                 63
                                                     ========
       Total ...........................             $251,060
                                                     ========

At December 31, 1998, the weighted average remaining life of leases in the Company's lease portfolio is approximately 45 months and the implicit rate of interest is approximately 35%.

The Company's business is characterized by a high incidence of delinquencies which in turn may lead to significant levels of defaults. The Company evaluates the collectibility of leases and loans based on the level of recourse provided, if any, delinquency statistics, historical lease experience, current economic conditions and other relevant factors. The Company provides an allowance for credit losses for leases which are considered impaired.

     The Company historically took charge-offs against its receivables when such receivables were 360 days past due. During this period, cumulative net charge-offs after recoveries from the Company's inception to December 31, 1998 have totaled 7.8% of total cumulative receivables plus total billed fees over such period. In September and October 1996, the Company reduced the time period for charging off its non-securitized receivables from 360 to 240 days and, as a result, increased its charge-offs by a total of approximately $5.0 million. As a result of this change, recoveries increased significantly, indicating that a 240-day charge-off period was too early in the collection process to determine ultimate collectibility. As such, during 1997 net charge-offs after recoveries were not significantly different than the Company's historical net charge-off experience. For this reason, in January 1998, the Company changed its charge-off policy for its receivables back to 360 days to better reflect the Company's collection experience.

The following table sets forth the Company's allowance for credit losses as of December 31, 1995, 1996, 1997 and 1998 and the related provisions, charge-offs and recoveries for the years ended December 31, 1996, 1997 and 1998.

    Balance at December 31, 1995......................                   $15,952
    Provision for credit losses ......................                    19,822
    Charge-offs ......................................        15,675
    Recoveries........................................         3,727
                                                             --------
     Charge-offs, net of recoveries...................                    11,948
                                                                          ------

    Balance at December 31, 1996......................                   $23,826
    Provision for credit losses.......................                    21,713
    Charge-offs.......................................        24,290
    Recoveries........................................         5,070
                                                             --------
     Charge-offs, net of recoveries...................                    19,220
                                                                         -------

    Balance at December 31, 1997......................                   $26,319
    Provision for credit losses.......................                    19,075
    Charge-offs.......................................        28,750
    Recoveries........................................         8,206
                                                             --------
     Charge-offs, net of recoveries...................                    20,544
                                                                         -------

    Balance at December 31, 1998......................                   $24,850
                                                                         =======

In conjunction with the origination of leases, the Company may retain a residual interest in the underlying equipment upon termination of the lease. The value of such interests is estimated at inception of the lease and evaluated periodically for impairment. The following table sets forth the Company's estimated residual value as of December 31, 1995, 1996, 1997 and 1998 and changes in the Company's estimated residual value as a result of new originations, and lease terminations for the years ended December 31, 1996, 1997 and 1998.

    Balance of Estimated Residual Value at December 31, 1995...     $10,967
    New Originations...........................................       6,335
    Lease Terminations.........................................      (2,600)
    Balance of Estimated Residual Value at December 31, 1996...     $14,702
    New Originations...........................................       6,056
    Lease Terminations.........................................      (3,974)
    Balance of Estimated Residual Value at December 31, 1997...     $16,784
    New Originations...........................................       6,424
    Lease Terminations.........................................      (5,646)
    Balance of Estimated Residual Value at December 31, 1998...     $17,562

                           MICROFINANCIAL INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (tables in thousands, except per share data)
                                  (Continued)


New originations represent the residual value added to the Company's estimated residual value upon origination of new leases. Lease terminations represent the residual value deducted from the Company's estimated residual value upon the termination of a lease (i) that is bought out during or at the end of the lease term; (ii) upon expiration of the original lease term when the lease converts to an extended rental contract and (iii) that has been charged off by the Company.

D.      Property and Equipment

     At December 31, 1997 and 1998, property and equipment consisted of the following:


                                                                 December 31,
                                                          ----------------------
                                                              1997          1998

     Rental Equipment....................................   $ 5,588      $ 9,676
     Computer Equipment..................................     2,998        2,821
     Office Equipment....................................       634          968
     Leasehold improvements..............................       224          218
                                                          ----------------------
                                                              9,444       13,683
     Less accumulated depreciation and amortization.......    5,179        6,936
                                                          ----------------------
     Total................................................  $ 4,265      $ 6,747
                                                          ======================

Depreciation  and  amortization  expense  totaled  $2,981,000,   $3,787,000  and
$5,076,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

At December 31, 1997 and 1998, computer equipment includes $2,339,000 and $2,141,000 respectively, under capital leases. Accumulated amortization related to capital leases amounted to $1,306,000 and $1,393,000, respectively.

At December 31, 1997 and 1998, accumulated depreciation related to rental equipment amounted to $3,060,000 and $4,408,000, respectively.

E.     Notes Payable

Notes Payable

The Company has a revolving line of credit and term loan facility with a group of financial institutions whereby it may borrow a maximum of $105,000,000 based upon qualified lease receivables. Outstanding borrowings with respect to the revolving line of credit bear interest based either at Prime for Prime Rate loans or London Interbank Offered Rate (LIBOR) plus 1.85% for LIBOR Loans. If the LIBOR loans are not renewed upon their maturity then they automatically convert into prime rate loans. The prime rates at December 31, 1996, 1997 and 1998 were 8.25%, 8.50% and 7.75% respectively. The 90-day LIBOR at December 31, 1996, 1997 and 1998 were 5.76%, 5.91% and 5.28% respectively.

                           MICROFINANCIAL INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (tables in thousands, except per share data)
                                   (Continued)


At December 31, 1998, the Company had borrowings outstanding under the agreement with the following terms:


            Type                                         Rate     Amount

            Prime..........................             7.7500%      $572
            LIBOR..........................             7.4068%    15,000
            LIBOR..........................             7.3939%    20,000
            Fixed..........................             7.7500%     3,709
                                                                ----------
                   Total Outstanding                              $39,281
                                                                ==========

At December 31, 1997, the Company had borrowings outstanding under the agreement with the following terms:


            Type                                         Rate      Amount

            Prime..........................             8.5000%    $6,634
            LIBOR..........................             7.7250%    12,000
            Fixed..........................             8.3000%     5,798
            Fixed..........................             7.7500%     9,273
                                                                ----------
                   Total Outstanding                              $33,705
                                                                ==========

Outstanding borrowings are collateralized by leases and service contracts pledged specifically to the financial institutions. All balances under the revolving line of credit will be automatically converted to a term loan on July 31, 1999 provided the line of credit is not renewed and no event of default exists at that date. All converted term loans are repayable over the term of the underlying leases, but not in any event to exceed 48 monthly installments. The most restrictive covenants of the agreement have minimum net worth and income requirements and limit payment of dividends to no more than 50% of consolidated net income, as defined, for the immediately preceding fiscal year.

                           MICROFINANCIAL INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (tables in thousands, except per share data)
                                   (Continued)



The Company has an additional revolving credit agreement and term loan with a group of financial institutions whereby it may borrow up to a maximum of $35,000,000 based on eligible lease receivables. Outstanding borrowings with respect to the revolving line of credit bear interest based either at prime for prime rate loans or LIBOR plus 1.85% for LIBOR Loans. If the LIBOR loans are not renewed upon their maturity then they automatically convert into prime rate loans.

At December 31, 1998, the Company had borrowings outstanding under the agreement with the following terms:

            Type                                         Rate      Amount

            Prime..........................             7.7500%    $5,943
            LIBOR..........................             7.1938%    10,001
            LIBOR..........................             7.4103%     7,499
                                                                ----------
                   Total Outstanding                              $23,443
                                                                ==========

At December 31, 1997, the Company had borrowings outstanding under the agreement with the following terms:


            Type                                         Rate      Amount

            Prime..........................             8.5000%    $2,816
            LIBOR..........................             7.5688%    17,500
            LIBOR..........................             8.4375%     5,000
            LIBOR..........................             7.6273%     3,000
            Fixed..........................             8.3000%        68
            Fixed..........................             7.7500%       797
                                                                ----------
                   Total Outstanding                              $29,181
                                                                ==========

                           MICROFINANCIAL INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (tables in thousands, except per share data)
                                   (Continued)


Outstanding borrowings are collateralized by leases and service contracts pledged specifically to the financial institutions. All balances under the revolving line of credit will be automatically converted to a term loan on July 31, 1999 provided the line of credit is not renewed and no event of default exists at that date. All converted term loans are repayable over the term of the underlying leases, but not in any event to exceed 24 monthly installments. The most restrictive covenants of the agreement have minimum net worth and income requirements and limit payment of dividends to no more than 50% of consolidated net income, as defined, for the immediately preceding fiscal year.

BLT III has five series of notes, the 1994-A Notes, the 1996-A Notes and the 1997-A Notes the 1998-A Notes and the Warehouse Notes. In November 1994, BLT III issued the 1994-A Notes in aggregate principal amount of $18,885,000. In May 1996, BLT III issued the 1996-A Notes in aggregate principal amount of $23,406,563. In August 1997, BLT III issued the 1997-A Notes in aggregate principal amount of $44,763,000 and in November 1998, BLT III issued the 1998-A Notes in aggregate principal amount of $40,769,000.

Pursuant to the Master Financing Indenture the Company may issue one additional series of Term Notes, the warehouse notes, with a maximum principal amount of $20,000,000. The warehouse notes expired in August of 1997, at which time they were converted to BLT III 1997-A Notes.

At December 31, 1998, BLT III had borrowings outstanding under the three series of notes with the following terms:

             Note Series                      Expiration    Rate      Amount

            1996-A Notes..................       5/16/00   6.6900% $   4,752
            1997-A Notes..................       1/16/00   6.4200%    23,944
            1998-A Notes..................       5/17/04   6.0300%    38,703
                                                                   ==========
                   Total                                           $  67,399
                                                                   ==========

At December 31, 1997, BLT III had borrowings outstanding under the three series of notes with the following terms:

            Note Series                      Expiration     Rate      Amount

            1994-A Notes.................      12/16/98     7.33%  $     721
            1996-A Notes.................       5/16/00     6.69%     13,214
            1997-A Notes.................       1/16/00     6.42%     39,620
                                                                   =========
                   Total                                           $  53,555
                                                                   =========

                           MICROFINANCIAL INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (tables in thousands, except per share data)
                                   (Continued)

Outstanding   borrowings  are   collateralized  by  a  specific  pool  of  lease
receivables.

At December 31, 1997 and 1998, the Company also had other notes payable which totaled $389,000 and $298,000, respectively. The notes are due on demand and bear interest at a rate of prime less 1.00%. Other notes payable include amounts due to stockholders of the Company at December 31, 1997 and 1998 of $197,000 and $248,000, respectively. Interest paid to Stockholders under such notes was not material for the years ended December 31, 1996, 1997 and 1998.

Subordinated Notes Payable

At December 31, 1997 and 1998, the Company also has senior subordinated and subordinated debt outstanding amounting to $26,382,000 and $24,421,000 net of unamortized discounts of $213,000 and $113,000, respectively. This debt is subordinated in the rights to the Company's assets to notes payable to the primary lenders as described above. Outstanding borrowings bear interest ranging from 8.5% to 14% for fixed rate financing and prime plus 3% to 4% for variable rate financing. These notes have maturity dates ranging from January 1998 to October 2003. The Company has three senior subordinated notes. The first was issued in August 1994 at 12% to a financial institution with an aggregate principal amount of $7,500,000. Cash proceeds from this note were $6,743,108, net of a discount of $756,892 which is being amortized over the life of the note. This senior note requires annual payments of $1,500,000 commencing on July 15, 1997 until the note matures in July 2001. The second senior subordinated note was issued in October 1996 at 12.25% to a financial institution with an aggregate principal amount of $5,000,000. This senior note requires monthly payments of (i)$125,000 for the period November 1, 1998 through October 1, 2000 and (ii) $166,667 for the period November 1, 2000 until the note matures in October 1, 2001. The third senior subordinated note was issued in October 1996 at 12.60% to a financial institution with an aggregate principal amount of $5,000,000. This senior note requires quarterly payments of $250,000 commencing on March 15, 1999 until the note matures in October 2003. The most restrictive covenants of the senior subordinated note agreements have minimum net worth and interest coverage ratio requirements and restrictions on payment of dividends. At December 31, 1998 subordinated notes payable include $3,697,000 due to shareholders. Interest paid to shareholders under such notes, at rates ranging between 8% and 14%, amounted to $183,000, $472,000 and $488,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

                           MICROFINANCIAL INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (tables in thousands, except per share data)
                                   (Continued)


At December 31, 1998, the repayment schedule, assuming conversion of the revolving line of credit to a term loan, for outstanding notes and subordinated notes is as follows:

    Repayment Schedule

    For the year ended
       December 31,
    ------------------
           1999........................................ $    62,295
           2000........................................      49,340
           2001........................................      29,614
           2002........................................      11,295
           2003........................................       2,411
           Thereafter..................................           0
                                                        -----------
                                                            154,955
           Unamortized discount on senior
             subordinated debt.........................        (113)
                                                        -----------
           Total....................................... $   154,842
                                                        ===========

It is estimated that the carrying amounts of the Company's borrowings under its variable rate revolving credit agreements approximate their fair value. The fair value of the Company's short-term and long-term fixed rate borrowings is estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. At December 31, 1997 and 1998, the aggregate carrying value of the Company's fixed rate borrowings was approximately $96,900,000 and $95,500,000, respectively, with an estimated fair value of approximately $92,900,000 and $96,000,000, respectively.

F.     Notes Receivable from Officers and Employees

     During 1997 and 1998, the Company issued notes to certain officers and employees in connection with the exercise of common stock options amounting to $150,000 and $144,000 respectively, in exchange for recourse loans with fixed maturity dates prior to the expiration date of the original grant. The notes are non- interest bearing unless the principal amount thereof is not paid in full when due, at which time interest accrues and is payable at a rate per annum equal to the prime rate plus 4.0%. The notes can be repaid from the application of dividends paid on the common stock but in all cases are to be paid in full at the maturity date or upon the employee leaving the Company. At December 31, 1997 and 1998, notes receivable outstanding from officers and employees were $164,000 and $250,000, respectively.

                           MICROFINANCIAL INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (tables in thousands, except per share data)
                                   (Continued)

G.     Redeemable Preferred Stock:

     At December 1997 and 1998, the Company had authorized 88,231 shares of convertible preferred stock ("preferred stock") with a par value of $1.00, of which 490 shares of the Series C Convertible Preferred Stock were issued and outstanding, respectively, at December 31, 1997 and 1998.

     Shares of preferred stock are convertible into shares of common stock at the option of the holder according to a conversion formula (which would currently result in a one-for-forty exchange) with mandatory conversion upon the completion of a public offering meeting certain minimum proceeds, as defined. Holders of the preferred stock are entitled to an annual cumulative dividend of $.765 per share, if and when declared. The holder of the preferred stock has a liquidation preference of $25.50 for preferred stock, plus earned and unpaid dividends. In addition, the preferred shareholder is entitled to vote as a class, proportional to the number of common shares into which his preferred shares are convertible.

     Upon completion of the Company's initial public offering on February 5, 1999, the 490 preferred shares were automatically converted to 19,600 common shares.

H.     Stockholders' Equity:

Common Stock

     The Company had 10,000,000 and 25,000,000 authorized shares of common stock with a par value of $.01 per share of which 9,799,000 and 9,932,766 shares (giving effect to the two stock splits referred to below) were issued and outstanding at December 31, 1997 and 1998, respectively.

Treasury Stock

     The Company had 142,590 shares of common stock in treasury at December 31, 1997 and 1998, and 490 shares of preferred stock in treasury at December 31, 1997 and 1998.

                          MICROFINANCIAL INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (tables in thousands, except per share data)
                                  (Continued)


H.   Stockholders' Equity (Continued):

Stock Options

     In 1987, the Company adopted its 1987 Stock Option Plan (the "Plan") which provided for the issuance of qualified or nonqualified options to purchase shares of the Company's common stock. In 1997, the Company's Board of Directors approved an amendment to the Plan, as a result of the stock split. Pursuant to this amendment, the aggregate number of shares issued shall not exceed 1,220,000 and the exercise price of any outstanding options issued pursuant to the Plan shall be reduced by a factor of ten and the number of outstanding options issued pursuant to the Plan shall be increased by a factor of ten. The Company adopted the 1998 Equity Incentive Plan (the "1998 Plan") on July 9, 1998. The 1998 Plan permits the Compensation Committee of the Company's Board of Directors to make various long-term incentive awards, generally equity-based, to eligible persons. The company intends to reserve 2,000,000 shares of the Company's common stock for issuance pursuant to the 1998 Plan. Qualified stock options, which are intended to qualify as "incentive stock options" under the Internal Revenue Code, may be issued to employees at an exercise price per share not less than the fair value of the common stock at the date granted as determined by the Board of Directors. Nonqualified stock options may be issued to officers, employees and directors of the Company as well as consultants and agents of the Company at an exercise price per share not less than fifty percent of the fair value of the common stock at the date of grant as determined by the Board. The vesting periods and expiration dates of the grants are determined by the Board of Directors. The option period may not exceed ten years.

The following summarizes the stock option activity:

                                                                                         Weighted
                                                                                         Average
                                            Shares            Price Per Share         Exercise Price
                                       ----------------  -------------------------- --------------------

Outstanding at December 31, 1994          1,466,680         $0.10625 to $0.6375           $ 0.275
Exercised                                (1,399,400)        $0.10625 to $0.6375           $ 0.260
Granted                                     320,000         $0.6375  to $1.95             $ 1.910

Outstanding at December 31, 1995            387,280         $0.6375  to $1.95             $ 1.690
Exercised                                    (5,620)        $0.6375                       $ 0.6375

Outstanding at December 31, 1996            381,660         $0.6375  to $1.95             $ 1.705
Exercised                                  (120,910)        $0.6375  to $1.95             $ 0.975
Canceled                                     (9,750)        $1.95                         $ 1.950

Outstanding at December 31, 1997            251,000         $0.6375  to $1.95             $ 1.870
Exercised                                  (114,166)        $0.6375  to $1.95             $ 1.859
Canceled                                    (16,454)        $1.95                         $ 1.950

Outstanding at December 31, 1998            120,380         $0.6375  to $1.95             $ 1.866


     The options vest over five years and are exercisable only after they become fully vested. At December 31, 1997 and 1998, 65,988 and 6,682 of the outstanding options were fully vested.

     At December 31, 1997 and 1998, 270,000 and 139,980 shares of common stock were reserved for conversion of redeemable convertible preferred stock and common stock option exercises.

                           MICROFINANCIAL INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (tables in thousands, except per share data)
                                   (Continued)


H.     Stockholders' Equity (Continued):

Stock Options (Continued):

     Information relating to stock options at December 31, 1998, summarized by exercise price is as follows:

                       Outstanding                                   Exercisable
-------------------------------------------------   ----------------------------

                                      Weighted            Weighted
                                      Average             Average
   Exercise Price         Shares    Life (Years)       Exercise Price   Shares
-------------------------------------------------   ----------------------------

    $ 0.6375            7,698            2.7            $ 0.6375           0
    $   1.95          112,682            4.0              $ 1.95       6,682
                      -------                                         ------


$0.6375 to $1.95      120,380            3.9            $ 1.866        6,682
                      =======                                         ======

     All stock options issued to employees have an exercise price not less than the fair market value of the Company's common stock on the date of grant. In accordance with accounting for such options utilizing the intrinsic value method there is no related compensation expense recorded in the Company's financial statements. Effective for fiscal 1996, the Company adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (SFAS No. 123"). SFAS No. 123 requires that compensation under a fair value method be determined using a Black-Scholes option pricing model and disclosed in a pro forma effect on earnings and earnings per share. Had compensation cost for stock based compensation been determined based on the fair value at the grant dates consistent with the method of SFAS No. 123, the Company's pro forma net income applicable to common stock for the years ended December 31, 1996, 1997 and 1998 would have been $5,072,000, $7,644,000 and $11,918,000, respectively. Pro forma net income per common share would not have been different than net income per common share as reported.

     The fair value of option grants is estimated on the date of grant utilizing the Black-Scholes option-pricing model with the following weighted average assumptions for grants in 1995: an expected life of the options of seven years, a risk-free interest rate of approximately 5.5%, a dividend yield of 4%, and no volatility. The weighted average fair value at date of grant for options granted during 1995 approximated $.27 per option. There were no options granted in 1996, 1997 or 1998.

                           MICROFINANCIAL INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (tables in thousands, except per share data)
                                   (Continued)


I.     Income Taxes


The provision for income taxes consists of the following:

                                      For the years ended December 31,
                             --------------------------------------------------
                                     1996              1997              1998

Current:
      Federal                        1,556              898               500
      State                             18               91               125
                             --------------------------------------------------
                                     1,574              989               625
                             --------------------------------------------------

Deferred:
      Federal                        1,100            3,703             6,447
      State                            792            1,194             1,138
                             --------------------------------------------------
                                     1,892            4,897             7,585
                             --------------------------------------------------

               Total                 3,466            5,886             8,210
                             ==================================================


At December 31, 1997 and 1998, the components of the net deferred tax liability were as follows:

                                                       1997              1998
                                                 -------------------------------

Investment in leases, other than allowance          64,405            35,257
Allowance for credit losses                           (108)             (986)
Operating lease depreciation                       (45,001)          (25,436)
Debt issue costs                                       455               391
Other                                                1,947            13,549
Alternative minimum tax                             (3,983)           (4,483)
Loss carryforwards                                  (6,746)            8,151
Deferred receivables                                     0            (7,889)
                                                 -------------------------------
               Total                                10,969            18,554
                                                 ===============================

                           MICROFINANCIAL INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (tables in thousands, except per share data)
                                  (Continued)


     The following is a reconciliation between the effective income tax rate and the applicable statutory federal income tax rate:

                                                For the years ended December 31,
                                            ------------------------------------
                                                1996         1997       1998

Federal statutory rate                          34.0%        34.0%      35.0%
State income taxes, net of federal benefit       6.3%         6.7%       5.7%
Nondeductible expenses and other                 0.3%         2.8%       0.1%
                                            ------------------------------------

Effective income tax rate                       40.6%        43.5%      40.8%
                                            ====================================


     At December 31, 1998, the Company had loss carryforwards of approximately $19,800,000 which may be used to offset future income. These loss carryforwards are available indefinitely for use against future income until they expire between the years 2015 and 2017.

J.     Commitments and Contingencies

The Company's lease for its facility in Waltham, Massachusetts expires in 1999. This lease contains one five-year renewal option with escalation clauses for increases in the lessor's operating costs. The Company's lease for its facilities in Newark, California expires in 2001.

The Company signed a lease for 44,659 square feet of office space in Woburn, Massachusetts which commenced on December 15, 1998 and expires on December 14, 2003. The monthly rent under this lease is $57,000.

                           MICROFINANCIAL INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (tables in thousands, except per share data)
                                   (Continued)


The Company has entered into various operating lease agreements ranging from three to four years for additional office equipment. At December 31, 1998, the future minimum lease payments under noncancelable operating leases with remaining terms in excess of one year are as follows:

    For the year ended
       December 31,
    -------------------
           1999....................................  $ 1,252
           2000....................................      738
           2001....................................      727
           2002....................................      685
           Thereafter..............................      628
                                                   ==========
           Total...................................  $ 4,030
                                                   ==========

Rental expense under operating leases totaled $788,000, $991,000, and $1,131,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

The Company has entered into various capital lease agreements ranging from three to four years for office equipment, computer equipment and telecommunication systems. At December 31, 1998 future minimum lease payments under capital leases were as follows:

    For the year ended
       December 31,
    -------------------
           1999..................................... $   550
           2000.....................................     209
           2001.....................................      67
           2002.....................................       0
                                                   ----------
           Total minimum lease payments.............     826
           Less amounts representing interest.......    (52)
                                                   =========
           Total...................................    $ 774
                                                   ==========

The Company and its subsidiaries are frequent parties to various claims, lawsuits and administrative proceedings arising in the ordinary course of business. Although the outcome of these lawsuits cannot be predicted with certainty, the Company does not expect such matters to have a material effect on the financial condition or results of operations of the Company.

K.     Employee Benefit Plan:

     The Company has a defined contribution plan under Section 401 (k) of the Internal Revenue Code to provide retirement and profit sharing benefits covering substantially all full-time employees. Employees are eligible to contribute up to 15% of their gross salary. The Company will contribute $.50 for every $1.00 contributed by an employee up to 3% of the employee's salary. Vesting in the Company contributions is over a five-year period based upon 20% per year. The Company's contribution to the defined contribution plan were $72,000, $106,000 and $134,000 for the years ended December 31, 1996, 1997 and 1998.

                           MICROFINANCIAL INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (tables in thousands, except per share data)
                                   (Continued)


L.      Interest Rate Swap

The Company is exposed to market risks brought on by changes in interest rates. Derivative financial instruments are used by the Company to reduce those risks, as explained in this note.

(a) Notional amounts and credit exposures of derivatives

The notional amount of derivatives, as summarized in section (b) below, do not represent amounts that are exchanged by the parties, and thus are not a measure of the Company's exposure. The amounts exchanged are calculated on the basis of the notional or contract amounts, as well as on other terms of the interest rate swap derivatives, and the volatility of these rates and prices.

The Company would be exposed to credit-related losses in the event of nonperformance by the counterparties that issued the financial instruments. The Company does not expect the counterparty to interest rate swaps to fail to meet their obligations, given its high credit rating. The credit exposure of derivative contracts is represented by the positive fair value of contracts at the reporting date, reduced by the effects of the master netting agreement. The Company does not give or receive collateral on its interest rate swaps due to its own credit rating and that of its counterparty.

(b) Interest Rate Risk Management

Interest rate swap contracts involve the exchange by the Company with another party of their respective commitments to pay or receive interest, e.g., and exchange of floating rate payments for fixed rate payments with respect to a notional amount of principal. The Company has entered into this contract to reduce the impact of changes in interest rates on its floating rate debt.

The Company has entered into this interest rate swap agreement only on a net basis, which means that the two payment streams are netted out, with the Company receiving or paying, as the case may be, only the net amount of the two payments. Interest rate swaps do not involve the delivery of securities, other underlying assets or principal. Accordingly, the risk of loss with respect to interest rate swaps is limited to the net amount of payments that the Company is contractually entitled to receive, if any. Interest rate swaps entered into by the Company may not be readily marketable.

At December 31, 1998, the Company had outstanding one interest rate swap agreement with one of its banks, having a total notional principal amount of $17,500,000. The agreement effectively changes the Company's interest rate exposure on $17,500,000 of its floating rate $35,000,000 revolving line of credit due July 31, 1999 to a fixed 8.45%. The interest rate swap matures on July 10, 2000. The interest differential paid or received on the swap agreement is recognized as an adjustment to interest expense. Interest expense related to the swap was $78,000 and $177,000 for the years ended December 31, 1997 and 1998, respectively. At December 31, 1998, the fair market value of this interest rate swap, which represents the amount the Company would receive or pay to terminate the agreement, is a net payable of $458,000, based on dealer quotes.

                           MICROFINANCIAL INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (tables in thousands, except per share data)
                                   (Continued)


The market risk exposure from the interest rate swap is assessed in light of the underlying interest rate exposures. Credit risk exposure from the swap is minimized as the agreement is with a major financial institution. The Company monitors the creditworthiness of this financial institution and full performance is anticipated.

M.    Concentration of Credit Risk

     The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of lease and loan receivables and cash and cash equivalent balances. To reduce the risk to the Company, stringent credit policies are followed in approving leases and loans, and lease pools are closely monitored by management. In addition, the cash and cash equivalents are maintained with several high quality financial institutions.

     One dealer accounted for approximately 11.6% of all originations during the year ended December 31, 1998. No other dealer accounted for more than 10% of the Company's origination volume during the years ended December 31, 1996, 1997, or 1998.

N.     Subsequent Events

     On February 5, 1999, the Company was admitted to the New York Stock Exchange following its initial public offering of 4 million shares at $15 per share, 600,000 of which were sold by existing stockholders. The Company's stock trades under the ticker symbol MFI. Total costs of $1,313,891 related to the initial public offering offset the proceeds of $51,000,000. On June 12, 1998, the Company's Board of Directors authorized a two-for-one stock split to be effective with the Company's initial public offering. All share and per share amounts have been restated to reflect this stock split.

     In conjunction with the Initial Public Offering in February 1999, the Board of Directors of the Company authorized 5,000,000 shares of preferred stock, none of which has been issued. Shares of such preferred stock may be issued from time to time in one or more series and with such designations, voting powers, preferences, and relative participating optional or other special rights, and qualifications, limitations, and restrictions on such rights as the Board of Directors may authorize.

     On January 27, 1999, the Company amended and restated both of its revolving lines of credit and term loan facilities, whereby it may borrow a maximum of $55,000,000 under each facility based upon qualified lease receivables.
Outstanding borrowings with respect to the revolving line of credit bear interest based either at prime for prime rate loans or LIBOR plus 1.75% for LIBOR loans. Outstanding borrowings are collateralized by leases, service contracts, and installment finance contracts pledged specifically to the financial institutions. All balances under the revolving line of credit will be automatically converted to a term loan on July 31, 2000 and September 30, 2000, respectively, provided the line of credit is not renewed and no event of default exists at that date. All converted term loans are repayable over the term of the underlying leases, but not in any event to exceed 36 monthly installments. The most restrictive covenants of the agreement have minimum net worth and income requirements and limit payment of dividends to no more than 50% of consolidated net income, as defined, for the immediately preceding fiscal year.